September 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nayax Ltd. Registration Statement on Form 20-F Registration No. 001-41491

Attention: Dave Edgar and Christine Dietz

Dear Mr. Edgar and Ms. Dietz:

Pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder, Nayax Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form 20-F, Registration No. 001-41491 (the “Registration Statement”) to 4:00 p.m., Eastern Time, on September 20, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective.

Please contact Michael Kaplan at (212) 450-4111 or John H. Runne at (212) 450-3278, of Davis Polk & Wardwell LLP, special counsel to the Company, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Nayax Ltd.

By:	/s/ Michael Galai
Name: Michael Galai
Title: Chief Legal Officer